File number 82 - 524

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

[redacted]

03037368

82-34640

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington DC 20549

4 November 2003

Dear Sir

Friends Provident plc - File number ~~82 - 524~~

Since our previous submission to you on 28th October 2003 and pursuant to rule 12g3 - 2(b) of the Securities and Exchange Act of 1934, please find enclosed a recent press release to the London Stock Exchange:

Tier 1 Hybrid Capital - 4th November 2003

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

Ms Jenni Horn
Company Secretariat Assistant

Enc.

Company	Friends Provident PLC
TIDM	FP.
Headline	Tier 1 Hybrid Capital
Released	14:00 4 Nov 2003
Number	6574R

4th November 2003

Friends Provident plc to raise Tier 1 hybrid debt capital

Friends Provident plc has appointed Merrill Lynch International as Sole Co-ordinator and Structuring Advisor and Merrill Lynch International, Barclays Capital and HSBC as Bookrunners and Lead Managers for a forthcoming Tier 1 hybrid debt capital transaction with a target of raising around £250 million. The transaction will be targeted at institutional investors in the Sterling market and will be launched following a roadshow in the UK, subject to market conditions. The obligations of Friends Provident plc will be guaranteed on a subordinated basis by its principal subsidiary, Friends Provident Life and Pensions Limited.

Philip Moore, Group Finance Director of Friends Provident plc, said that this Tier 1 issue will be cost effective core debt capital for the Group and will support future growth and enhance further Friends Provident's capital position.

- Ends -

For further information, please contact:

Nick Boakes	Friends Provident plc	020 7760 3131
Di Skidmore	Friends Provident plc	020 7760 3131
John Coles	Bell Pottinger Financial	020 7861 3868
Catherine Lees	Bell Pottinger Financial	020 7861 3877

Ref: D153

Notes to Editors

Friends Provident plc

Friends Provident, founded in 1832, is one of the UK's leading financial services groups and a member of the FTSE 100 Index of leading UK companies. As at 30 June 2003, the company's market capitalisation was over £2bn.

Friends Provident has two core businesses: Friends Provident Life and Pensions (FPLP), which offers life and pensions products distributed via Independent Financial Advisers, controlled channels and business partnerships; and ISIS Asset Management plc, which manages assets valued in excess of £60bn as at 30 June 2003. ISIS markets a wide range of investment products to both personal and institutional customers. Friends Provident plc has a majority shareholding of 67% in ISIS Asset Management plc.

Key Strengths

- Top UK player in Life & Pensions and Asset Management and top 3 player in Offshore Life & Pensions.
- Diversified business model providing strong and consistent revenue streams.
- Award winning service initiatives and FP's market leading technology continue to ensure it builds key partnerships and increases cost efficiencies.
- Focused product lines and sources of revenue to minimize risks and maintain growth.
- Strong credit ratings - S&P A+ and Moody's A2 with stable outlook.
- Growing market opportunities - demographics, pension provisions, shift from DB to DC, Multi-ties.

Tier 1 Hybrid Debt Capital

This financial instrument is structured in a way that complies with the proposed conditions for Innovative Tier 1 Capital under the integrated Prudential Source Book that is expected to come into force during 2004. Innovative Tier 1 Capital is a form of debt that has contractual rights that will allow Friends Provident to treat the security in a similar way to share capital.

END